Exhibit 107

Calculation of Filing Fee Table

Schedule 14A

(Form Type)

Renovaro Biosciences Inc.

(Exact Name of Registrant as Specific in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction(1)	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$270,905,512.29(2) (3)	0.00014760	$39,985.65(4)
Fees Previously Paid	—	—	—
Total Transaction Valuation	$270,905,512.29	—	—
Total Fees Due for Filing	—	—	$39,985.65
Total Fees Previously Paid	—	—	—
Total Fee Offsets	—	—	—
Net Fee Due	—	—	$39,985.65

(1)	Title of each class of securities to which the transaction applies: common stock, par value $0.0001 per share (“Common Stock”), of Renovaro Biosciences Inc. (“Renovaro”)

(2)	Aggregate number of securities to which the transaction applies: Based on a maximum of 82,342,101 shares of Common Stock estimated to be issuable by Renovaro pursuant to that certain Stock Purchase Agreement, dated September 28, 2023 (the “Stock Purchase Agreement”), by and among Renovaro, GEDi Cube Intl Ltd., a private company formed under the laws of England and Wales (“GEDi Cube”), the sellers party thereto (the “Sellers”) and Yalla Yalla Ltd., a private limited liability company registered and incorporated under the laws of Malta, in its capacity as the representative of the Sellers, upon consummation of the transactions contemplated by the Stock Purchase Agreement (the “Closing”), assuming an exchange ratio determined based on information as to the Sellers’ ownership of the equity interests of GEDi Cube as of December 20, 2023 and the number of shares of Common Stock issued and outstanding as of December 20, 2023 and other assumptions discussed in this proxy statement, including the assumptions that, (i) immediately following the Closing, the Sellers are expected to own approximately 49% of the aggregate number of shares of Common Stock and the pre-Closing stockholders of Renovaro are expected to own approximately 51% of the aggregate number of shares of Common Stock and (ii) all of Renovaro’s Closing Derivative Securities (as defined in the Stock Purchase Agreement) will be exercised or converted following the Closing.

(3)	Per unit price or other underlying value of the transaction computed pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): The maximum aggregate value of the transaction was determined by multiplying (i) 82,342,101 shares of Common Stock and (ii) $3.29, which is the average of the high and low trading prices as reported on The Nasdaq Stock Market on December 20, 2023, a date within five business days prior to December 22, 2023.

(4)	In accordance with Section 14(g) of the Exchange Act and Rule 0-11 of the Exchange Act, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction calculated in note (3) above by 0.00014760.

Table 2: Fee Offset Claims and Sources

N/A